UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Photozou Holdings, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
71944J108
(CUSIP Number)
Rei Ishizuka 3-1-21, Chuo, Nakano-ku, Tokyo, 164-0011, Japan +81-3-6369-1589
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71944J108	SCHEDULE 13D

1	NAME OF REPORTING PERSON Rei Ishizuka
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 600,260
	8	Shared Voting Power – 0
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,260
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.50%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1. Based on 8,000,000 shares of common stock, par value $0.0001 per share, outstanding as of June 15, 2021.

CUSIP No. 71944J108	SCHEDULE 13D

SCHEDULE 13D

This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Rei Ishizuka, (the “Reporting Person”). This 13D relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Photozou Holdings, Inc., a Delaware corporation (the “Company”).

Item 1. Security and Issuer.

The security upon which this report is based is the common stock, par value $0.0001 per share, of Photozou Holdings, Inc., a Delaware corporation, with its principal place of business located at 4-30-4F, Yotsuya Shinjuku-ku, Tokyo, 160-0004, Japan.

Item 2. Identity and Background.

The name of the person filing this statement is Rei Ishizuka, hereinafter sometimes referred to as the “Reporting Person.”

Rei Ishizuka has an address of 3-1-21, Chuo, Nakano-ku, Tokyo, 164-0011, Japan.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

This Schedule 13D is being filed to disclose ownership gained by Rei Ishizuka, pursuant to the purchase of common stock on June 5, 2018. On June 5, 2018 Rei Ishizuka purchased 597,800 shares of common stock, utilizing personal funds, at a price of $0.025 USD per share from Photozou Co., Ltd. Photozou Co., Ltd is owned and controlled by Koichi Ishizuka. Koichi Ishizuka is the spouse of Ms. Rei Ishizuka. Subsequent to June 5, 2018, Ms. Rei Ishizuka purchased and sold additional shares of Photozou Co., Ltd.'s common stock in the open market, also with personal funds. As of the current date, Ms. Rei Ishizuka retains 2,460 shares of common stock that were acquired through open market transactions. In total, as of the current date, Ms. Rei Ishizuka owns and controls 600,260 shares of Photozou Co., Ltd.’s common stock.

Mr. Koichi Ishizuka disclaims any beneficial ownership of the shares purchased and currently held by his wife.

Item 4. Purpose of Transaction.

References to “the Company” refer to Photozou Holdings, Inc., a Delaware Company.

This Schedule 13D is being filed to disclose ownership gained by Rei Ishizuka, pursuant to the purchase of common stock on June 5, 2018. On June 5, 2018 Rei Ishizuka purchased 597,800 shares of common stock, utilizing personal funds, at a price of $0.025 USD per share from Photozou Co., Ltd. Photozou Co., Ltd is owned and controlled by Koichi Ishizuka. Koichi Ishizuka is the spouse of Ms. Rei Ishizuka. Subsequent to June 5, 2018, Ms. Rei Ishizuka purchased and sold additional shares of Photozou Co., Ltd.'s common stock in the open market, also with personal funds. As of the current date, Ms. Rei Ishizuka retains 2,460 shares of common stock that were acquired through open market transactions. In total, as of the current date, Ms. Rei Ishizuka owns and controls 600,260 shares of Photozou Co., Ltd.’s common stock.

Item 5. Interest in Securities of the Issuer.

Previous to the Stock Purchase Agreement summarized above in Item 4, Rei Ishizuka did not beneficially own any shares of the Company’s common stock. Currently, however, she owns approximately 7.50% of the Company issued and outstanding shares of common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

Exhibit Number	Description of Exhibit

10.1	Stock Purchase Agreement (by and between Photozou Co., Ltd. and Rei Ishizuka, dated June 5, 2018)

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: July 13, 2022	By: /s/ Rei Ishizuka Name: Rei Ishizuka